SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

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                                  VIRAGEN, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    927638403
                                 (CUSIP Number)

                                December 31, 2004
             (Date of event which requires filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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                                                                     Page 2 of 8

------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        ------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Palisades Master Fund, L.P.
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [x]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY

------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        British Virgin Islands
-------------------------- ---- ------------------------------------------------
                           5.   SOLE VOTING POWER
    NUMBER OF SHARES                                     4,948,613 (1).
  BENEFICIALLY OWNED BY    ---- ------------------------------------------------
  EACH REPORTING PERSON    6.   SHARED VOTING POWER      None.
          WITH             ---- ------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER   4,948,613 (1).
                           ---- ------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER None.
-------- -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,948,613 (1).
-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                        [ ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.9%
-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:
         OO
-------- -----------------------------------------------------------------------

------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        ------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        PEF Advisors, Ltd.
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [x]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY

------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        British Virgin Islands
-------------------------- ---- ------------------------------------------------
                           5.   SOLE VOTING POWER
    NUMBER OF SHARES                                     4,948,613 (1).
  BENEFICIALLY OWNED BY    ---- ------------------------------------------------
  EACH REPORTING PERSON    6.   SHARED VOTING POWER      None.
          WITH             ---- ------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER   4,948,613 (1).
                           ---- ------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER None.
-------- -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,948,613 (1).
-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                        [ ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.9%
-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:
         CO
-------- -----------------------------------------------------------------------

(1) Please see Item 4 for a description of the shares of Common Stock comprising the total of 4,948,613.

ITEM 1(a).          NAME OF ISSUER.

                    Viragen, Inc. (the "Issuer" or "VRA")

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                    865 SW 78th Avenue
                    Suite 100
                    Plantation, Florida  33324

ITEM 2(a).          NAMES OF PERSON FILING.

                    Palisades Master Fund, L.P. ("Palisades")
                    PEF Advisors, Ltd. ("PEF")


ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

                    As to Palisades and PEF:
                    ------------------------
                    Harbour House, 2nd floor, Waterfront Drive
                    PO Box 972, Road Town, Tortola
                    British Virgin Islands

ITEM 2(c).          CITIZENSHIP.

                    As to Palisades and PEF: British Virgin Islands

ITEM 2(d).          TITLE OF CLASS OF SECURITIES.

                    Common Stock, par value $0.01 per share (the "Common Stock")
                                                                  ------------

ITEM 2(e).          CUSIP NUMBER.

                    927638403

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS a:

                    Not applicable.

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                                                                     Page 4 of 8

ITEM 4.           OWNERSHIP.

                  The 4,948,613 shares of Common Stock beneficially owned by Palisades include Common Stock issuable upon: (i) conversion of the 7% Convertible Note due 2006 (the "Note") and (ii) exercise of the common stock purchase warrants issued to Palisades (the "Warrants"). The aggregate number of shares of Common Stock into which the Note is convertible and into which the Warrants are exercisable, and which Palisades has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Palisades, does not exceed 9.99% of the total outstanding shares of Common Stock.

                  PEF serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisade's investments, including the investment in the common stock of the Issuer. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of such common stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such common stock held by Palisades and disclaims any beneficial ownership of such shares of such common stock.

             Accordingly, for the purpose of this Statement:

            (a) Amount beneficially owned by Palisades: 4,948,613 shares of Common Stock of the Issuer.

            (b) Percent of Class: Palisades beneficially holds 9.9% of the Issuer's issued and outstanding Common Stock (based on 36,568,385 shares of Common Stock issued and outstanding, as of February 4, 2005, as stated by the Issuer in its Form 10-Q for the quarter ended December 31, 2004).

            (c)   Number of shares as to which Palisades has:

                  (i) Sole power to direct the vote: 4,948,613 shares of Common Stock of the Issuer.

                  (ii)  Shared power to vote or to direct the vote: None.

                  (iii) Sole power to dispose or direct the  disposition  of the
                        Common Stock: 4,948,613 shares of Common Stock of the Issuer.

                  (iv) Shared power to dispose or direct the disposition of the Common Stock: None.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

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                                                                     Page 5 of 8


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Date: February _____, 2005

                                 PALISADES MASTER FUND, L.P.

                                 By: Discovery Management Ltd.,
                                     its authorized signatory

                                 By: /s/ Leslie Elliot and /s/ Arlene Decastro
                                     -----------------------------------------
                                     Name:  Leslie Elliot and Arlene Decastro
                                     Title: Authorized Signatories


                                 PEF ADVISORS, LTD.

                                 By: /s/ Paul T. Mannion, Jr.
                                     -------------------------
                                     Name: Paul T. Mannion, Jr.
                                     Title: Authorized Signatory

Exhibit Index
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    99.1                Joint Filing Agreement